UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 14, 2013	By:	/s/ Brett Gladden
Brett Gladden
Company Secretary

14 March 2013

CSR plc

Results of General Meeting

CSR plc (LSE:CSR.L NASDAQ:CSR.E) (the “Company”) announces the passing of the special resolution proposed at its General Meeting held today at noon (GMT). The results of the General Meeting are set out below:

	Votes cast in favour and as a percentage of total votes cast	Votes cast against	Votes withheld and as a percentage of total votes cast
Special resolution
To authorise the Company to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of ordinary shares of £0.001 each in the capital of the Company	131,352,902 (99.1%)	424	1,167,357 (0.9%)

A copy of the special resolution will be submitted to the National Storage Mechanism for publication today.

Enquiries:

CSR plc, Company Secretary,	FTI, James Melville-Ross
+ 44 (0)1223 692000	+44 (0)207 831 3113